Exhibit 99.2

ASX ANNOUNCEMENT 19 NOVEMBER 2025

LIFE SCIENCES LEADER BRUCE GOODWIN APPOINTED

NON-EXECUTIVE DIRECTOR

Sydney, Australia – 19 November 2025 – Radiopharm Theranostics (ASX:RAD, “Radiopharm” or the “Company”), a developer of a world-class platform of radiopharmaceutical products for both diagnostic and therapeutic uses, is pleased to announce the appointment of Mr Bruce Goodwin as a Non-Executive Director, effective 19 November 2025.

Mr Goodwin is a highly respected leader in the life sciences sector, bringing over four decades of experience across global healthcare and biopharmaceutical industries. He currently serves as a Non-Executive Director across six organisations operating within the healthcare sector, where he provides strategic guidance and governance expertise.

Mr Goodwin’s career includes more than three decades with the Janssen Pharmaceutical Companies of Johnson & Johnson, during which he held senior leadership roles across multiple countries and regions. His tenure was marked by a strong record of driving organisational growth, fostering innovation, and leading high-performing teams in complex, multinational environments.

Mr Goodwin has demonstrated a deep commitment to advancing the life sciences industry. He has served on industry peak body boards in Australia and Japan, contributing to policy development, regulatory dialogue, and cross-sector collaboration. He is also regarded for his strategic acumen, global perspective, and passion for improving health outcomes through innovation, leadership, and effective governance.

In conjunction with this appointment, Radiopharm advises that Mr Phillip Hains and Dr Leila Alland will retire from the Board at the 2025 Annual General Meeting this month. Mr Hains will continue in his current roles as Chief Financial Officer and Company Secretary following his retirement from the Board.

Radiopharm Executive Chairman Paul Hopper said:

“We are delighted to welcome Bruce to the Radiopharm Board. His exceptional leadership experience, particularly his long tenure with Johnson & Johnson and deep understanding of the biopharmaceutical landscape, will be invaluable as we continue to advance our pipeline and strengthen our global profile.

On behalf of the Board, I would also like to thank Phillip and Leila for their contributions to Radiopharm’s growth and governance since listing. We look forward to continuing to work closely with Phillip in his executive capacities and with Leila as a consultant to the Medical Team of Radiopharm.”

Radiopharm Theranostics Limited

Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia

ABN: 57 647 877 889

ASX ANNOUNCEMENT 19 NOVEMBER 2025

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and three Phase 1 trials in a variety of solid tumor cancers including lung, breast, and brain metastases. Learn more at radiopharmtheranostics.com.

Authorised on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Investors:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Anne Marie Fields
Precision AQ
(Formerly Stern IR)
E: annemarie.fields@precisionaq.com

Media:

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
Twitter – https://twitter.com/TeamRadiopharm
Linked In – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited

Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia

ABN: 57 647 877 889